Exhibit 99.18

Imperial Tobacco Group PLC is pleased to announce that it expects to release its interim results for the financial year ending 30 September 2007 on Tuesday 1 May 2007.  The interim dividend will be paid on 10 August 2007 to shareholders on the register at 13 July 2007.

Trevor Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com